



SECURI **14046290** ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2014

Washington DC
404

SEC FILE NUMBER
8-67258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2013_____ AND ENDING_____12/31/2013_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco Votorantim Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, Ninth Floor – Suite 920

	OFFICIAL USE ONLY
	FIRM I.D. NO.

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felipe Bulcao Lassance Britto   212-339-7390

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I Felipe Bulcao Lassance Britto   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Banco Votorantim Securities, Inc.   , as
of December 31,   , 2013____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

CONSTANZA ABADIA
Notary Public - State of Florida
My Comm. Expires Jan 27, 2017
Commission # EE 868899
Bonded Through National Notary Assn.

_____
Signature

CEO
_____
Title

Febnuary 24-2014
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Banco Votorantim Securities, Inc.

(A Wholly-Owned Subsidiary of
Banco Votorantim SA)
Statement of Financial Condition
December 31, 2013

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Contents
December 31, 2013

Page(s)

Independent Auditors' Report..1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–6

 **MAZARS**



WeiserMazars

Independent Auditors' Report

To the Stockholder of
Banco Votorantim Securities, Inc.

We have audited the accompanying statement of financial condition of Banco Votorantim Securities, Inc. (the "Company") (a wholly-owned subsidiary of Banco Votorantim SA), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 18, 2014

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



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Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 7,443,520
Due from clearing broker	257,526
Fixed assets, net of accumulated depreciation of $308,661	118,076
Due from Parent	410,286
Other assets	201,120
Total assets	$ 8,430,528
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 99,750
Commitment	
Stockholder's equity	
Common stock, $1 par value, 12,000,000 shares authorized, issued and outstanding	12,000,000
Accumulated deficit	(3,669,222)
Total stockholder's equity	8,330,778
Total liabilities and stockholder's equity	$ 8,430,528

The accompanying notes are integral part of this financial statement.

1. **Organization and Nature of Business**

    Banco Votorantim Securities, Inc. (the "Company") is a wholly-owned subsidiary of Banco Votorantim SA (the "Parent"), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

    The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

2. **Summary of Significant Accounting Policies**

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

    The Company maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

    Fixed Assets
    Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

    Revenue and Expense Recognition from Securities Transactions
    Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

    Advisory Fee Income
    Advisory fees are received in advance from the Parent and recognized monthly as revenue over the term of the advisory services agreement.

    Due from Parent
    Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company provides for all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

    The Company has an agreement with a brokerage firm to carry its customers' accounts.

    The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

    The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $250,000. This cash position serves as collateral for losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. **Fixed Assets**

    A summary of the cost and accumulated depreciation of fixed assets at December 31, 2013 is as follows:

		Estimated Useful Lives
Computer and equipment	$ 261,397	3-5 years
Furniture and fixtures	139,943	7 years
Leasehold improvements	25,397	6 years
	426,737	
Less accumulated depreciation	(308,661)	
	$ 118,076	

5.   **Related Party Transactions**

The Company is economically dependent on its Parent and its affiliates which are under common control.

The Company acts as the non-exclusive placement agent in the sale of securities, including commercial paper, promissory notes and certificates of deposit for its Parent. The receivable from its Parent is $410,286 as of December 31, 2013.

The Company signed an advisory services agreement with its Parent, whereby the Company provides the Parent with financial advice and assistance in connection with the potential acquisition or disposition of Brazilian assets held by U.S. financial and other institutions and with loan qualifications from certain multi-national agencies. For the year ended December 31, 2013, the advisory fees income with respect to the advisory services was $1,147,500. The contract was terminated on November 27, 2013.

6.   **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2013, the Company's net capital under the Rule was $7,601,296, which exceeded the minimum requirement of $250,000 by $7,351,296.

7.   **Income Taxes**

At December 31, 2013, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $1,399,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance decreased from $1,669,000 to $1,399,000 at December 31, 2013.

As of December 31, 2013, the Company had net operating loss carryforwards of approximately $3,684,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2027 through 2031.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2013. At December 31, 2013, the Company's income tax returns for the years 2010, 2011 and 2012 are subject to examination by the tax authorities.

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Notes to Financial Statement
Year Ended December 31, 2013

8. **Commitment**

In 2010, the Company relocated and entered into a lease to rent office space in New York under a noncancellable lease agreement expiring in 2016. Minimum rental payments attributable to the operating lease agreement:

Year Ending December 31,	Amount
2014	$ 194,468
2015	194,468
2016	162,056
	$ 550,992

9. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available for issuance.